  As filed with the Securities and Exchange Commission on August 30, 1996
                                                   Registration No. 333-______
______________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-8
            Registration Statement Under the Securities Act of 1933
______________________________________________________________________________

                     NOISE CANCELLATION TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)

          DELAWARE                                     59-2501025
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                         Identification No.)


     1025 WEST NURSERY ROAD, LINTHICUM, MARYLAND 21090      (410) 636-8700
         (Address of Principal Executive Offices, including Zip Code)



          NOISE CANCELLATION TECHNOLOGIES, INC. STOCK INCENTIVE PLAN
                           (Full title of the plan)


                             John B. Horton, Esq.
             Senior Vice President, General Counsel and Secretary
                     NOISE CANCELLATION TECHNOLOGIES, INC.
                 One Dock Street, Stamford, Connecticut 06902
                         (203) 961-0500, Extension 388
           (Name, address and telephone number of agent for service)



                        Calculation of Registration Fee

===========================================================================================================================
                                                        Proposed Maximum         Proposed Maximum
  Title of Securities to be        Amount to be        Offering Price Per       Aggregate Offering            Amount of
         Registered               Registered (1)              Share                    Price               Registration Fee
- ---------------------------------------------------------------------------------------------------------------------------
        Common Stock             4,000,000 shares         $0.71875 (2)              $2,875,000                 $991.38
===========================================================================================================================

     (1) This Registration Statement also covers such additional shares of Common Stock as may be issuable pursuant to adjustments deemed necessary or equitable by the Board of Directors of the registrant upon changes in capitalization, as provided in Section 11 of the Noise Cancellation Technologies, Inc. Stock Incentive Plan.

     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h), based on the average of the high and low prices for the Common Stock as reported on the NASDAQ National Market System on August 23, 1996.


Pursuant to Rule 429, promulgated under the Securities Act of 1933, as amended, the Prospectus forming a part of this registration statement also relates to those shares of registrant's Common Stock initially included in registrant's registration statement (File No. 33-64792) that remain unsold as of the date hereof.

                               4,093,135 SHARES


                    NOISE CANCELLATION TECHNOLOGIES, INC.



                                 COMMON STOCK


                                --------------


        This offering consists of the resale of 4,093,135 shares of Common Stock of Noise Cancellation Technologies, Inc. (the "Company") which are issuable upon the exercise of outstanding options to purchase shares of Common Stock (the "Option Shares") granted under the Noise Cancellation Technologies, Inc. Stock Incentive Plan (the "1992 Plan") or upon the grant of restricted Common Stock awards under the 1992 Plan to persons who may be deemed "affiliates" of the Company, as that term is defined under the Securities Act of 1933 (the "Securities Act"), all of which may be offered for sale by such persons as Selling Stockholders (see "Selling Stockholders"). The proceeds, if any, from the exercise of any such options will be added to the Company's working capital. The Company will not receive any of the proceeds from the sale of Option Shares by the Selling Stockholders.

        In addition, this offering relates to any additional shares of Common Stock which may become issuable upon the exercise of options to purchase shares of Common Stock to be granted to such persons under the 1992 Plan in the future as well as any additional shares of Common Stock which may be issued in the future to such persons upon the grant of restricted Common Stock awards under the 1992 Plan. The number of any such additional shares and the names of such persons will be set forth in a supplement to this Prospectus (see "Selling Stockholders").

                 The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of the shares, that such shares will be sold from time to time in public sales in the over-the-counter market at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares may be sold through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. (see "Selling Stockholders").

                              -----------------

SEE "RISK FACTORS" ON PAGES 11 THROUGH 19 FOR CERTAIN INFORMATION RELATING TO THE COMPANY AND THIS OFFERING.

                              -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -----------------

                 The Company's Common Stock is currently quoted on the NASDAQ National Market System under the symbol NCTI. The closing price for such Common Stock, as quoted by NASDAQ, was $0.8750 per share on August 26, 1996.

               THE DATE OF THIS PROSPECTUS IS AUGUST 30, 1996.

                             AVAILABLE INFORMATION

         The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, DC 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates.

         The Company has filed with the Commission certain Registration Statements under the Securities Act with respect to the securities being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statements.


                                ________________


         NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-18267) and are incorporated herein by reference and made a part hereof:

         (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, (including Amendment No. 1 thereto filed on April 29, 1996, Amendment No. 2 thereto filed on May 8, 1996, Amendment No. 3 thereto filed on May 24, 1996, Amendment No. 4 thereto filed on June 11, 1996 and Amendment No. 5 thereto filed on June 13, 1996);

         (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996; and

         (3) the description of capital stock found in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1990.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus are deemed to be incorporated by reference and shall be a part hereof from their respective dates of filing.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, but not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for copies of such information should be directed to Krystyna Marushak, Investor Relations, Noise Cancellation Technologies, Inc., One Dock Street, Stamford, Connecticut 06902, telephone number (203) 961-0500, extension 391.

                                  THE COMPANY

         Noise Cancellation Technologies, Inc. ("NCT" or the "Company") believes it is the industry leader in the design, development, licensing, production and distribution of electronic systems for Active Wave Management(TM) including systems that electronically reduce noise and vibration. The Company's systems are designed for integration into a wide range of products serving multi-billion dollar markets in the transportation, manufacturing, commercial, consumer products and communications industries. The Company began commercial application of its technology, with ten products sold or currently being sold, including the NoiseBuster(TM) consumer headset, the ProActive(TM) line of industrial/commercial active noise reduction headsets, an aviation headset for pilots, an industrial muffler or "silencer" for use with large vacuums and blowers, quieting headsets for patient use in magnetic resonance imaging ("MRI") machines, an aircraft cabin quieting system and quieting systems for heating, ventilation and air conditioning ("HVAC") ducts ("NoiseEater(TM)").

         In 1995, the Company introduced industrial headsets and its Adaptive Speech Filter(TM) ("ASF(TM)"), which the Company believes will have wide application in the communications and automotive industries.

         In keeping with the direction established in late 1994, during 1995 the Company began the active practice of marketing its technology through licensing to third parties for fees and subsequent royalties. In April 1995, the Company licensed its aircraft cabin quieting technology exclusively to Ultra Electronics, Ltd. ("Ultra") for a license fee and future royalties. In November 1995, the Company concluded negotiations with Walker Manufacturing Company ("Walker"), a division of Tenneco Automotive, which resulted in the restructuring of the Walker/NCT joint venture ("WNCT") and the licensing of certain additional automotive related technology to Walker for a fee and future royalties.

         In 1996, the Company plans to introduce additional products for the communications marketplace, a silicon micro-machined microphone ("SMM"), which may be used independently or in conjunction with noise reduction, and additional industrial headset products. The Company is also refining its NoiseEater(TM) product for introduction into international markets. The Company has entered into a joint venture with Applied Acoustic Research, L.L.C. called OnActive Technologies, L.L.C. which is developing Flat Panel Transducer(TM) ("FPT(TM)") systems utilizing TopDown Surround Sound(TM) ("TDSS(TM)") for automotive applications.

         In late 1995 the Company redefined its corporate mission to be the worldwide leader in the advancement and commercialization of Active Wave Management(TM) technology. Active Wave Management(TM) is the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality. This redefinition is the result of the development of new technologies, as previously noted, such as ASF(TM), TDSS(TM), FPT(TM), and the SMM, which creates products that the Company believes will be utilized in areas beyond noise attenuation and control. These technologies and products are consistent with the shift of the Company's focus to technology licensing fees, royalties and products that represent near term revenue generation. The redefinition of corporate mission is reflected in the revised business plan which the Company began to implement during the first quarter of 1996.

         As distribution channels are established and as product sales and market acceptance and awareness of the commercial applications of Active Wave Management(TM) build, revenues from technology licensing fees, royalties and product sales are forecasted to fund an increasing share of the Company's requirements. The funding from these sources, if realized, will reduce the Company's dependence on engineering and development funding.

         Active Wave Management(TM) is an evolving industry. The proportion of the Company's operating revenues, including technology licensing fees, derived from engineering and development services, is reflective of this fact. From the Company's inception through June 30, 1996 approximately 21% of its operating revenues have come from the sale of products and 27% of its operating revenues have come from licensing of the Company's technology, while approximately 52% of its operating revenues have come from engineering and development services.

         Active noise control offers many advantages over traditional passive methods of noise control such as conventional mufflers, ear protectors and acoustical padding. Active noise control systems: (i) generally reduce only unwanted noise and permit desired sounds such as the human voice, music or warning tones to pass freely, (ii) are more successful in attenuating low frequency noise, (iii) contribute to energy savings and provide other economic benefits in various applications, and (iv) generally are smaller and lighter.

         Active Wave Management(TM) is the utilization of active noise attenuation technology and certain other technologies which results in the electronic and mechanical manipulation of sound or signal waves to reduce noise, improve signal-to-noise ratio and/or enhance sound quality.

         NCT believes that it has the leading position in Active Wave Management(TM) technology, holding more patents and intellectual property than any other firm in the field. The Company also has an exclusive license to advanced technology for attenuating noise in a large space, such as the interior of an aircraft or the passenger compartment of an automobile, using multiple interactive sensors, such as microphones, and actuators, such as speakers. Additionally the Company has expanded its portfolio by the acquisition of various patents, including, in particular the purchase in 1994 of the intellectual property of Active Noise Vibration Technologies, Inc.

         The Company has entered into a number of strategic supply, manufacturing and marketing alliances with leading global companies to commercialize its technology. These strategic alliances historically have funded a majority of the Company's research and development, and provided the Company with reliable sources of components, manufacturing expertise and capacity, as well as extensive marketing and distribution capabilities. In exchange for this funding, the other party generally received a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. NCT has established continuing relationships with Walker Manufacturing Company ("Walker") (a division of Tennessee Gas Pipeline Company, a wholly owned subsidiary of Tenneco, Inc.), AB Electrolux ("Electrolux"), Foster Electric Company, Ltd. ("Foster"), Analog Devices, Inc. ("ADI"), Ultra Electronics Ltd. ("Ultra"),Harris Corporation ("Harris"), The Charles Stark Draper Laboratory, Inc. ("Draper"), Coherent Technologies, Inc. ("Coherent"), Applied Acoustic Research, L.L.C. ("AAR") and Hoover Universal, Inc. ("Hoover") (a wholly owned subsidiary of Johnson Controls, Inc.), among others, in order to penetrate major markets more rapidly and efficiently, while minimizing the Company's own capital expenditures. There have been substantial changes to the terms governing certain of the foregoing relationships as described below.

         In February 1995 the Company purchased from Foster the exclusive right to manufacture headsets in the Far East. Due to the acquisition by the Company in 1994 of the sole ownership of Chaplin Patents Holding Co., Inc. ("CPH"), neither the Company nor Foster believed there was any necessity to continue their supply joint venture, Foster/NCT Supply Ltd. ("FNS"). The Company and Foster dissolved FNS.

The Company and Foster remain active in the Far East through Foster/NCT Headsets International, Ltd. ("FNH") and NCT Far East, Inc. ("NCTFE") which are marketing and distribution alliances between the Company and Foster. Foster produced six products for NCT in 1995.

         In March 1995, the Company and Ultra amended their teaming agreement and concluded a licensing and royalty agreement for $2.6 million and a future royalty of 1 1/2% of sales commencing in 1998. Under the agreement, Ultra acquired the Company's active aircraft quieting business based in Cambridge, England, leased a portion of the Company's Cambridge facility and employed certain of the Company's employees.

         On November 15, 1995, the Company and Walker executed a series of related agreements (the "Restructuring Agreements") and concluded previously noted negotiations with Tenneco Automotive and Walker regarding the Company's commitment to help fund $4.0 million of product and technology development work and the transfer of the Company's 50% interest in WNCT to Walker. The Restructuring Agreements provided for the transfer of the Company's interest in WNCT to Walker, the elimination of the Company's previously expensed obligation to fund the remaining $2.4 million of product and technology development work, the transfer to Walker of certain Company owned tangible assets related to the business of WNCT, the expansion of certain existing technology licenses and the Company's performance of certain research and development activities for Walker at Walker's expense as to future activities.

         An important factor for the Company's continuing development is its ability to recruit and retain key personnel. As of July 18, 1996, the Company had 75 employees, including 32 engineers and technical staff.

         Among its engineering staff and consultants are several scientists and inventors that the Company believes are preeminent in the active noise and vibration control field worldwide. Consistent with the Company's revised strategy to focus on near term product commercialization, technology licensing fees and royalties, during 1995, the Company significantly reduced its work force and consolidated substantially all of its corporate functions in Maryland.

         The Company was incorporated in Nevada on May 24, 1983. In April 1985, the Company moved its corporate domicile to Florida and assumed its present name, and in January 1987, following the assumption of control of the Company by the present management, it changed its state of incorporation to Delaware. NCT's executive offices, research and product development facilities are located at 1025 West Nursery Road, Linthicum, Maryland 21090; telephone number (410) 636-8700. NCT maintains sales and marketing offices at One Dock Street, Suite 300, Stamford, Connecticut 06902; telephone number (203) 961-0500. The Company's European operations are conducted through its product development and marketing facility in Cambridge, England. NCT also maintains a marketing facility in Tokyo, Japan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The following should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations", incorporated by reference into this Prospectus. Operating results for the six month period ended June 30, 1996, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

STATEMENT OF OPERATIONS DATA:

                                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                        YEARS ENDED DECEMBER  31,
                                                  ------------------------------------------------------------
                                                     1991            1992         1993         1994     1995
                                                  --------      ----------    ----------    --------   -------
 STATEMENTS OF OPERATIONS DATA:
 REVENUES
  Technology licensing fees and other               $1,742             $62           $60        $452    $6,580
  Product Sales                                        610             740         1,728       2,337     1,589
  Engineering and development services               3,513           3,779         3,598       4,335     2,297
                                                  --------    ------------  ------------   ---------   -------
       Total revenues                               $5,865          $4,581        $5,386      $7,124   $10,466
                                                  --------    ------------  ------------   ---------   -------
 COSTS AND EXPENSES:
  Cost of sales                                       $312            $608        $1,309      $4,073    $1,579
  Cost of engineering and development services       2,705           2,748         2,803       4,193     2,340
  Selling, general and administrative                3,148           5,150         7,231       9,281     5,416
  Research and development                           1,445           4,214         7,963       9,522     4,776
  Interest (income) expense, net                        94           (169)         (311)       (580)      (49)
  Compensation expense-removal of
  vesting condition                                    ---           7,442           ---         ---       ---
  Equity in net (income) loss of
  unconsolidated affiliates                            ---             117      3,582(2)       1,824      (80)
  Other (income) expense, net                           54              89           ---         718       552
                                                  --------    ------------  ------------   ---------   -------
       Total costs and expenses                     $7,758         $20,199       $22,577     $29,031   $14,534
                                                  --------    ------------  ------------   ---------   -------
  Loss before income taxes                        $(1,893)       $(15,618)     $(17,191)   $(21,907)  $(4,068)
  Income taxes                                         100             ---           ---         ---       ---
                                                  --------    -----------   ------------   ---------  --------

  Net loss                                        $(1,993)    $(15,618)(1)  $(17,191)(2)   $(21,907)  $(4,068)
                                                  ========    ===========   ============   =========  ========
  Weighted average number of common
    shares outstanding(3)                           52,694          61,712        70,416      82,906    87,921
                                                  ========    ============  ============   =========  ========
  Net loss per share                               $(0.04)      $(0.25)(1)    $(0.24)(2)     $(0.26)   $(0.05)
                                                  ========    ============  ============   =========  ========

                                                         SIX MONTHS
                                                        ENDED JUNE 30,
                                                  -----------------------
                                                    1995         1996
                                                   -----    ------------
 STATEMENTS OF OPERATIONS DATA:
 REVENUES
  Technology licensing fees and other               $3,225        $1,068
  Product Sales                                        688           692
  Engineering and development services               1,447           224
                                                  --------  ------------
       Total revenues                              $ 5,360        $1,984
                                                  --------  ------------
 COSTS AND EXPENSES:
  Cost of sales                                     $  595          $574
  Cost of engineering and development services       1,567           168
  Selling, general and administrative                3,318         2,325
  Research and development                           2,365         2,761
  Interest (income) expense, net                      (15)            24
  Compensation expense-removal of
  vesting condition                                    ---           ---
  Equity in net (income) loss of
  unconsolidated affiliates                            ---            80
  Other (income) expense, net                          ---           ---
                                                  --------  ------------
       Total costs and expenses                    $ 7,830        $5,932
                                                  --------  ------------
  Loss before income taxes                        $(2,470)      $(3,948)
  Income taxes                                         ---           ---
                                                  --------  ------------

  Net loss                                        $(2,470)      $(3,948)
                                                  ========  ============
  Weighted average number of common
    shares outstanding(3)                           86,215        94,468
                                                  ========  ============
  Net loss per share                               $(0.03)       $(0.04)
                                                  ========  ============

                                                                    DECEMBER 31,
                                            ---------------------------------------------------------------       JUNE 30,
                                              1991        1992          1993           1994          1995           1996
                                            -------     -------        -------       --------      --------        -----
 BALANCE SHEET DATA:
  Total assets                               $5,484     $15,771        $29,541        $12,371        $9,583          $7,638
  Total liabilities                           1,457       2,069          6,301          6,903         2,699           3,610
  Long-term debt                                  3         ---            ---            ---           105              75
  Accumulated deficit                      (14,065)    (29,682)       (46,873)       (68,780)      (72,848)         (76,796)
  Stockholders equity(4)                      4,027      13,702         23,239          5,468         6,884           4,028
  Working capital (deficiency)                1,971      11,038         19,990            923         1,734            (588)


(1) Includes a one-time non-cash charge of $7,441,875 or $.12 per share for the year ended December 31, 1992, related to the removal of the vesting conditions to certain warrants. This charge removed any potential future charge to earnings related to such warrants.

(2) In connection with the sale of Common Stock to Tenneco Automotive in December 1993, the Company recognized its share of cumulative losses not previously recorded with respect to its joint venture with Walker amounting to $3,581,682.

(3) Does not include shares issuable upon the exercise of outstanding stock options, warrants and, where applicable in 1991, outstanding shares of Series A and Series B Convertible Preferred Stock, since their effect would be antidilutive.

(4)      The Company has never declared nor paid cash dividends on its Common
         Stock.

                                  THE OFFERING

     This offering consists of the resale of 4,093,135 shares of Common Stock which are issuable upon the exercise of outstanding options to purchase shares of Common Stock (the "Option Shares") granted under the 1992 Plan or upon the grant of restricted Common Stock awards under the 1992 Plan to persons who may be deemed "affiliates" of the Company, as that term is defined under the Securities Act, all of which may be offered for sale by such persons as Selling Stockholders (see "Selling Stockholders"). The proceeds, if any, from the exercise of any such options will be added to the Company's working capital. The Company will not receive any of the proceeds from the sale of the Option Shares by the Selling Stockholders.

     In addition, this offering relates to any additional shares of Common Stock which may become issuable upon the exercise of options to purchase shares of Common Stock to be granted to such persons under the 1992 Plan in the future as well as any additional shares of Common Stock which may be issued in the future to such persons upon the grant of restricted Common Stock awards under the 1992 Plan. The number of any such additional shares and the names of such persons will be set forth in a supplement to this Prospectus (see "Selling Stockholders").

                                  RISK FACTORS

         The shares of Common Stock offered hereby represent a speculative investment and entail elements of risk. The following factors, in addition to the other information included or incorporated by reference herein, should be carefully considered before any decision is made to purchase any of the shares of Common Stock offered hereby.

         CURRENT FINANCIAL CONDITION; CASH POSITION; INADEQUACY OF CURRENTLY AVAILABLE FUNDS TO SUSTAIN COMPANY; LIMITATION ON ABILITY TO SELL ADDITIONAL COMMON STOCK. Cash, cash equivalents and short-term investments amounted to $0.9 million at June 30, 1996, decreasing from $1.8 million at December
31, 1995. On April 10, 1996, the Company sold 1,000,000 shares, in the aggregate of its Common Stock in a private placement with three institutional investors (the "April 1996 Private Placement"). Contemporaneously, the Company sold secured convertible term notes in the aggregate principal amount of $1,200,000 to those institutional investors and granted them each an option to purchase an aggregate of $3,450,000 of additional shares of the Company's Common Stock. The per share conversion price under the notes and the exercise price under the options are equal to the price received by the Company for the sale of such 1,000,000 shares subject to certain adjustments. On August 13, 1996 the three institutional investors exercised their options and converted their secured convertible term notes. On August 29, 1996, the Company sold 1,753,968 shares of its Common Stock in a private placement with a Canadian institutional investor (the "August 1996 Private Placement"). The cash raised from the April 1996 Private Placement and the August 1996 Private Placement, the exercise of warrants and options, including the options granted to the three institutional investors in the April 1996 Private Placement, the funding derived from forecasted technology licensing fees and royalties, and product sales and engineering and development revenue income, the operating cost savings from the reduction in employees and reduced capital expenditures should be sufficient to sustain the Company's anticipated future level of operations into 1997. However, the current available funds are not sufficient to sustain the Company for the next twelve months. The period during 1997 through which the Company can be sustained is dependent upon the level of realization of funding from technology license fees and royalties and product sales and engineering and development revenue and the achievement of the operating cost savings from the events described above, all of which are presently uncertain.

         Success in generating technology licensing fees, royalties and product sales are significant and critical to the Company's ability to overcome its present financial difficulties. In January 1996, the Company adopted a plan that management believes should generate sufficient funds for the Company to continue its operations into 1997. The Company cannot predict whether it will be successful in obtaining market acceptance of its new products or in completing its current negotiations with respect to licenses and royalty revenues. If, during the course of 1996, management of the Company determines that it will be unable to meet or exceed the plan referred to above, the Company will consider fund raising alternatives.

         As a condition to the sale of Common Stock of seemed convertible term notes to three institutional investors in the April 1996 Private Placement the Company agreed not to sell any additional equity financing (including debt financing with an equity component) without such investors' consent prior to October 8, 1996 and granted the three institutional investors a right of first refusal with respect to any such additional financing until April 10, 1997. The Company's ability to raise additional capital through sales of Common Stock will be severely limited until the termination of these restrictions on further equity financing. The Company will monitor its performance against the plan on a monthly basis and, if necessary, reduce its level of operations accordingly. The Company believes that the plan discussed above constitutes a viable plan for the continuation of the Company's business into 1997.

         There can be no assurance that additional funding will be provided by technology license fees, royalties and product sales and engineering and development revenue. In that event, the Company would have to further and substantially cut back its level of operations in order to conserve cash.
These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

         The Company expects to continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business and its financial statements have been prepared on that basis. This going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations. The uncertainties described in the preceding paragraph raise substantial doubt at March 31, 1996, about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments relating to the recoverability of the carrying value of recorded assets or the amount of liabilities that might result from the outcome of these uncertainties.

         The Company has never declared nor paid dividends on its common stock and has no present intention to do so.

         GOING CONCERN EMPHASIS PARAGRAPH IN ACCOUNTANTS' OPINION. On March 8, 1996, Richard A. Eisner & Company, LLP issued its report on the Company's consolidated financial statements as of and for the year ended December 31, 1995. With respect to Note 15 to those financial statements, such report was dated April 10, 1996. The report of Richard A. Eisner & Company, LLP contains a paragraph which emphasizes certain factors which are described in Note 1 to the financial statements covered by the report. This paragraph notes that such factors raise substantial doubt as to the Company's ability to continue as a going concern. See "Experts-Report of Independent Auditors" below.
Prospective investors are urged to read carefully the report of Richard A. Eisner & Company, LLP as well as the consolidated financial statements of the Company and the notes thereto, which are incorporated herein by reference to Amendment No. 5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, filed on June 13, 1996.

         HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT. The Company incurred a net loss of $4.1 million for the year ended December 31, 1995, and an additional net loss of $3.9 million for the six months ended June 30, 1996. The Company's accumulated deficit at June 30, 1996 was $76.8 million, attributable in substantial part to the costs of developing its proprietary technology. To achieve profitability, NCT must, independently and with strategic allies, successfully develop, manufacture, introduce and market its products in commercial quantities and receive fees and royalties from licensing its proprietary technology.

         LIMITED REVENUES. Although the Company has engaged in marketing activities with regard to the sale or licensing of electronic systems for Active Wave Management(TM) including systems that electronically reduce noise and vibration based upon prototypes of such systems, its operating revenues from inception through June 30, 1996, have been limited, aggregating
$8.4 million from the sale of such systems, $10.7 million from the licensing of technology relating to such systems and $20.6 million from the performance of engineering and development services, respectively. Although the Company has begun commercial sales of active noise attenuation and other products in a limited number of applications, significant further development will be necessary before many of the Company's potential products will achieve expected commercial end-use applications.

         MATERIAL DEPENDENCE UPON CERTAIN PATENT RIGHTS; UNCERTAIN PROPRIETARY PROTECTION. No assurance can be given as to the range or degree of protection any patent issued to, or licensed by, the Company will afford or that such patents or licenses will provide protection that has commercial significance or will provide competitive advantages for the Company's products. No assurance can be given that the Company's owned or licensed patents will afford protection against competitors with similar technology, or that others will not obtain patents claiming aspects similar to those covered by the Company's owned or licensed patents or patent applications. No assurance exists that the Company's owned or licensed patents will not be challenged by third parties, invalidated, rendered unenforceable or designed around. Furthermore, there can be no assurance that any pending patent applications or applications filed in the future will result in the issuance of a patent.
The invalidation or expiration of patents owned or licensed by the Company and believed by the Company to be commercially significant could permit increased competition, with potential adverse effects on the Company and its business prospects. Although the Company intends to file for extensions to certain patents, the Company can make no assurances that the U.S. or foreign government patent authorities will grant such extensions.

         The Company has conducted only limited patent searches and no assurances can be given that patents do not exist or will not be issued in the future that would have an adverse effect on the Company's ability to market its products or maintain its competitive position with respect to its products. Substantial resources may be required to obtain and defend patent rights to protect present and future technology of the Company.

         There has been a claim challenging the use of one of the Company's trademarks and an interference proceeding has been initiated with respect to one of the Company's patent applications. There has also been an inquiry regarding the product design configuration of one of the Company's products as it relates to a patent held by another company. The Company believes that such claims and inquiry are without merit and intends to oppose them vigorously. Moreover, if such inquiry proves to have any merit, the Company believes it could, without significant cost, modify its product design configuration so as to avoid infringement. The Company does not believe that any damages or costs it may incur as a result of such claims or inquiry would have a material adverse effect on the financial condition of the Company.

         The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors, but no assurances can be made that Company know-how, inventions and other secret or unprotected intellectual property will not be disclosed to third parties by such persons.

         RAPID TECHNOLOGICAL CHANGE. Active Wave Management(TM) is an evolving industry, characterized by rapid technological change. The Company intends to engage continually in research and development activities, including the improvement of current products and development of new products. There can be no assurance, however, that active noise and vibration attenuation or other applications of Active Wave Management(TM) will be accepted by the commercial marketplace, that the introduction of new products or the development of new technologies by others will not render the Company's products obsolete or unmarketable, or that the Company will be able to hire and retain adequate research personnel or be able to finance research activities in this regard.

         RELIANCE UPON STRATEGIC ALLIANCES; COMMERCIAL ACCEPTANCE OF END-PRODUCTS. The Company and certain of its wholly owned subsidiaries have entered into agreements to establish strategic alliances related to the design, development, manufacture, marketing and distribution of its electronic systems and products containing such systems. These agreements generally provide that the Company license its technology and contribute a nominal amount of initial capital and that the other party provide substantially all of the funding to support the alliance. In exchange for this funding, the other party generally receives a preference in the distribution of cash and/or profits or royalties from these alliances until such time as the support funding, plus an "interest" factor in some instances, is recovered. At June 30, 1996, there were no preferred distributions due to joint venture partners from future profits of the joint ventures.

         The Company conducts its marketing efforts primarily by identifying specific market segments for active noise and vibration attenuation and other Active Wave Management (TM) products and, thereafter, seeking to establish strategic alliances with major domestic and international business concerns to support product development, and to manufacture and distribute products for such market segments. The Company's ability to enter into new markets is materially dependent upon determinations by such concerns that the Company's products are suitable for use in their respective end-products, and on the ability and willingness of those concerns to market such products successfully. During 1995 and the first quarter of 1996, active headset product sales did not increase at the rate previously anticipated and orders for active vehicular mufflers, kitchen exhaust and HVAC fan quieting systems and industrial headsets were not received at volumes or within time frames that had been anticipated by the Company.

         The Company arranges for the supply of actuators, integrated circuits and other electronic components for its active control systems through alliances with manufacturers the Company believes will serve as dependable sources of supply. The Company makes no assurances that these concerns will meet the Company's and its customers' needs for quality components in sufficient quantities at commercially reasonable prices.

         CUMULATIVE LOSSES IN JOINT VENTURES. When the Company's share of cumulative losses in a strategic alliance exceeds its investment and the Company has no obligation to fund such additional losses, the Company suspends applying the equity method of accounting for its investment in such alliance. The aggregate amount of losses in the Company's strategic alliances in excess of the Company's investments which has not been recorded was zero at June 30, 1996. The Company will not be able to record any equity in income with respect to an entity until its share of future profits is sufficient to recover any cumulative losses that have not previously been recorded.

         DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL. The Company's operations are, and for the proximate future will be, materially dependent upon the efforts of its executive officers and key technical employees, all of whom serve the Company on a full-time basis but none of whom are contractually obligated to remain in the Company's employ for any material term. Moreover, the Company's growth and expansion into new product applications could require additional expertise in areas such as manufacturing, marketing and distribution, which would place increased demands on the Company's resources and would require the addition of new personnel and the development of additional expertise by existing personnel. Certain academic consultants serve the Company on a part-time basis, and could terminate their relationship with the Company at any time.

         Certain employees and consultants of the Company have been approached by the Company's competitors, and no assurances can be given that the competition will not successfully recruit such personnel. The loss of key personnel or the failure to recruit necessary additional personnel could impede the achievement of the Company's development, commercialization and marketing objectives.

         AGREEMENTS WITH RELATED PARTIES; COMMISSIONS AND EXCLUSIVE DISTRIBUTORSHIPS. In 1993 the Company entered into four agreements with QuietPower Systems, Inc. ("QPS") (formerly Active Acoustical Solutions, Inc.) and in 1994 entered into a fifth agreement with QPS. QPS is 33% owned by Environmental Research Information, Inc. ("ERI") and 2% owned by Jay M. Haft, Co-Chairman and Chief Executive Officer of the Company. Michael J. Parrella, President of the Company owns approximately 12% of the outstanding capital of ERI and Mr. Haft shares investment control over an additional 24% of the outstanding capital of ERI. Under these agreements, QPS is given rights to market certain of the Company's products and technologies to electric and/or natural gas utilities and for use in or with feeder bowls. In one of these agreements, QPS's rights are on an exclusive basis so long as QPS meets certain performance criteria relating to marketing efforts and sales performance.
Under one of these agreements, QPS is entitled to receive a sales commission equal to 129% of QPS's marketing expenses attributable to the marketing of the products in question, which expenses are to be deemed to be the lesser of QPS's actual expenses or 35% of the revenues received by the Company from the sale of such products. Commissions and fees payable under all of the other agreements are in accordance with the Company's standard terms and conditions and do not exceed 6%. As of the date of this Prospectus, the Company has not been required to pay any commissions to QPS under these agreements.

         In March 1995, the Company entered into a Master Agreement with QSI under which QSI was granted an exclusive worldwide license under certain NCT patents and technical information to market, sell and distribute transformer quieting products, turbine quieting products and certain other products in the utility industry. Under the Master Agreement, QSI is to fund development of the products by the Company and the Company is to manufacture the products. However, QSI may obtain the right to manufacture the products under certain circumstances including NCT's failure to develop the products or the failure of the parties to agree on certain development matters. In consideration of the rights granted under the Master Agreement, QSI is to pay the Company a royalty of 6% of the gross revenues received from the sale of the products and 50% of the gross revenues received from sublicensing the rights granted to QSI under the Master Agreement after QSI has recouped 150% of the costs incurred by QSI in the development of the products in question. The Company is obligated to pay similar royalties to QSI on its sale of the products and the licensing of rights covered under the Master Agreement outside the utility industry and from sales and licensing within the utility industry in the Far East. In addition to the foregoing royalties, QSI is to pay an exclusivity fee to the Company of $750,000; $250,000 of which QSI paid to the Company in June 1994. The balance is payable in equal monthly installments of $16,667 beginning in April 1995. QSI's exclusive rights become non-exclusive with respect to all products if it fails to pay any installment of the exclusivity fee when due and QSI loses such rights with respect to any given product in the event it fails to make any development funding payment applicable to that product. The Master Agreement supersedes all other agreements relating to the products covered under the Master Agreement, including those agreements between the Company and QSI described above.

         Immediately following the execution to the Master Agreement, the Company and QSI entered into a letter agreement providing for the termination of the Master Agreement at the Company's election if QSI did not pay approximately $500,000 in payables then owed to the Company by May 15, 1995.

         In April 1995, the Company and QSI entered into another letter agreement under which QSI agreed to forfeit and surrender the five year warrant to purchase 750,000 shares of the Company's Common Stock issued to QSI under the first Marketing Agreement described above. In addition, the $500,000 balance of the exclusivity fee provided for under the Master Agreement was reduced to $250,000 to be paid in 30 monthly installments of $8,333 each and the payment of the indebtedness to be paid under the letter agreement described in the proceeding paragraph was revised to be the earlier of May 15, 1996, or the date of closing of a financing of QSI in an amount exceeding $1.5 million, whichever first occurs. Such indebtedness was to be evidenced by a promissory note, non-payment of which would constitute an event of termination under the Master Agreement.

         In May 1996, the Company and QSI entered into a third letter agreement which revised the payment schedules for QSI's payment to the Company of the balance of the exclusivity fee and the outstanding indebtedness for other amounts owed the Company. Under this letter agreement, if QSI does not pay the full amount of arrearages in the payment of the exclusivity fee by June 15, 1996 or defaults in the timely payment of any installment of the other indebtedness, the Master Agreement and all rights granted to QSI thereunder terminate. The letter agreement also amends certain provisions concerning royalties and administrative matters which should not materially adversely effect the Company's economic rights under the Master Agreement. As of the date of this Prospectus, QSI has paid the full amount of such exclusivity fee arrearages and has not defaulted in the timely payment of any amounts that have become due and payable under the other indebtedness.

         The Company believes that the terms of its agreements with QSI are comparable to those that it could have negotiated with other persons or entities.

         COMPETITION. The Company is aware of a number of direct competitors in the field of active noise and vibration attenuation. Indirect competition also exists in the field of passive sound and vibration attenuation. The primary bases of competition for each product or potential product of the Company are the cost of an active system and its system performance measured by the level of noise or vibration attenuation compared to the cost and performance of an alternative active or passive solution for the problem in question. At the present time passive solutions generally are less expensive than active solutions, although passive solutions do not provide as great a level of sound attenuation at the more harmful lower frequencies. The Company's principal known competitors in active control systems are Andrea Electronics Corporation, Bose Corporation, Digisonix (a division of Nelson Industries, Inc.), Hitachi, Ltd., Group Lotus PLC and Lotus Cars Limited, Lord Corporation, Matsushita Electric Industrial Co., Ltd., Sennheiser Electronic Corp., Sony Corporation, Toshiba Corp., Koss Corporation and Recoton, Inc. among others. To the Company's knowledge, each of such entities is pursuing its own technology in active control systems, either on its own or in collaboration with others, and has recently commenced attempts to exploit commercially such technology. The Company also believes that a number of other large companies, such as the major domestic and foreign automobile and appliance manufacturers, and aircraft parts suppliers and manufacturers, have research and development efforts underway in active noise and vibration control. Many of these companies, as well as the Company's potential competitors in the passive sound attenuation field and other entities that could enter the active noise and vibration attenuation field as the industry develops, are well established and have substantially greater management, technical, financial, marketing and product development resources than the Company. In addition, the Company is aware that Andrea Electronics Corporation is proceeding with the commercialization of in-wire noise cancellation with one or more major providers of telephone services. The Company also believes that a number of major telecommunications and other electronics companies such as AT&T Corporation, Texas Instruments Inc. and Motorola Inc. are or may be developing in wire noise cancellation and electronic speech filtering technologies similar to those being developed and commercialized by the Company. The Company is unable to determine at the present time what impact such efforts might have on the Company's ability to successfully commercialize its in-wire technology for use in telephones and other communications applications.

         POSSIBLE NEED FOR ADDITIONAL FINANCING. Historically, the Company financed its operations through public and private placements of equity and through the exercise of options and warrants granted to directors, employees and others, as well as with license fees and research and development funding from its strategic allies. The cash raised from the April 1996 Private Placement and the August 1996 Private Placement, the exercise of warrants and options including the options granted to the three institutional investors in the April 1996 Private Placement, the funding derived from forecasted technology license fees, royalties and product sales and engineering and development revenue, the operating cost savings from the reduction in employees and reduced capital expenditures should be sufficient to sustain the Company's anticipated future level of operations into 1997. However, the current available funds are not sufficient to sustain the Company for the next twelve months. The period during 1997 through which the Company can be sustained is dependent upon the level of realization of funding from license fees, royalties and product sales and engineering and development income and the achievement of the operating cost savings from the events described above, all of which are presently uncertain.

         Success in generating technology licensing fees, royalties and product sales are significant and critical to the Company's ability to overcome its present financial difficulties. In January 1996, the Company adopted a plan that management believes should generate sufficient funds for the Company to continue its operations into 1997. The Company cannot predict whether it will be successful in obtaining market acceptance of its new products or in completing its current negotiations with respect to licenses and royalty revenues. If, during the course of 1996, management of the Company determines that it will be unable to meet or exceed the plan referred to above, the Company will consider fund raising alternatives. The Company's ability to raise additional capital through sales of common stock will be severely limited until the termination of the one year restriction on further equity financing undertaken by the Company in connection with the sale of common stock and convertible term notes to three institutional investors in the April 1996 Private Placement. The Company will monitor its performance against the plan on a monthly basis and, if necessary, reduce its level of operations accordingly. The Company believes that the plan discussed above constitutes a viable plan for the continuation of the Company's business into 1997.

         There can be no assurance that additional funding will be provided by technology license fees, royalties and product sales and engineering and development revenue. In that event, the Company would have to further and substantially cut back its level of operations in order to conserve cash.
These reductions could have an adverse effect on the Company's relations with its strategic partners and customers. Uncertainty exists with respect to the adequacy of current funds to support the Company's activities until positive cash flow from operations can be achieved, and with respect to the availability of financing from other sources to fund any cash deficiencies.

         POSSIBLE PUBLIC SALES OF COMMON STOCK. On October 6, 1992, the Company adopted the 1992 Plan covering 6,000,000 shares of the Company's Common Stock and providing for the grant of options to purchase Common Stock of the Company and awards of restricted common stock to employees, officers and directors of the Company. The 1992 Plan was approved by the stockholders at the 1993 Annual Meeting of Stockholders following which said 6,000,000 shares were registered under the Securities Act. An amendment to the 1992 Plan adopted by the Option Committee on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting of Stockholders (the "1996 Annual Meeting"), increased the number of shares of Common Stock covered by the 1992 Plan to 10,000,000 shares and added active consultants to the Company as persons who are eligible to participate under the 1992 Plan. The Company has reserved 10,000,000 shares of Common Stock for issuance upon the exercise of options granted under the 1992 Plan and for issuance upon the grant of restricted stock awards under the 1992 Plan. 6,000,000 of such shares are registered under the Securities Act, and the Company also intends to register the additional 4,000,000 shares covered by the 1992 Plan under an amendment to the 1992 Plan approved at the 1996 Annual Meeting. As of August 23, 1996, the Company has granted options to purchase 5,631,043 shares of Common Stock which are currently exercisable and 65,000 shares of restricted stock under the 1992 Plan.

         On November 15, 1994, the Company adopted and on May 8, 1995 and November 8, 1995 amended the Noise Cancellation Technologies, Inc. Option Plan for Certain Directors (the "Directors Plan"), pursuant to which options to purchase in the aggregate 821,000 shares of Common Stock were granted to two directors of the Company. The Directors Plan was approved by the stockholders at the Company's 1995 Annual Meeting of Stockholders as to options to purchase in the aggregate 725,000 shares of Common Stock. An amendment to the Directors Plan adopted by the Board of Directors on November 8, 1995, and approved by the stockholders at the 1996 Annual Meeting, increased the number of shares of Common Stock covered by the Plan to 821,000 shares and made certain minor changes concerning the Plan's administration. The Company has reserved 821,000 shares of Common Stock for issuance upon the exercise of the options granted under the Directors Plan and intends to register such 821,000 shares under the Securities Act. As of July 18, 1996, the Company has granted options to purchase 821,000 shares of Common Stock which are currently exercisable under the Directors Plan.

         In the April 1996 Private Placement, the Company sold 1,000,000 shares, in the aggregate, of its Common Stock to three institutional investors. Contemporaneously, the Company sold secured convertible term notes in the aggregate principal amount of $1,200,000 to those institutional investors and granted them each an option to purchase an aggregate of $3,450,000 of additional shares of the Company's Common Stock. The per share conversion price under the notes and the exercise price under the options are equal to the price received by the Company for the sale of such 1,000,000 shares subject to certain adjustments. On August 13, 1996 the Company issued 13,403,130 shares, in the aggregate, of its Common Stock in connection with the three institutional investors' exercise of their options and conversion of their secured convertible term notes and on August 22, 1996 the Company issued 350,000 shares of its common stock to a financial consultant in partial consideration for services rendered in connection with the April 1996 Private Placement. In conjunction with the April 1996 Private Placement, the Company also agreed to file a registration statement with the Commission covering the applicable shares and to use its best efforts to have such registration statement declared effective by the Commission as soon as practicable. The Company also has reserved up to 1,596,870 shares of Common Stock for issuance in payment of amounts payable by the Company to said investors in the event such registration statement does not become effective on a timely basis. The Company intends to register all of such shares under the Securities Act.

         As of August 23, 1996, the Company has reserved 6,006,710 shares of Common Stock for issuance upon the exercise of warrants and options granted outside the 1992 Plan, the Directors Plan and the April 1996 Private Placement all of which the Company plans to register under the Securities Act to the extent they are not now so registered.

         At August 23, 1996, the weighted average exercise price for all currently exercisable and outstanding warrants and options was $0.7842.

         On November 14, 1995, the Company sold 4,800,000 shares of Common Stock and on August 29, 1996, the Company sold 1,753,968 shares of Common Stock in two private placements to a Canadian institutional investor pursuant to Regulation S under the Securities Act. The Company also issued 87,698 shares of its Common Stock to a financial consultant in consideration for services rendered in connection with the August 29, 1996 Private Placement.

         The possibility of the sale of the shares of Common Stock described in the preceding six paragraphs, all of which the Company plans to register under the Securities Act to the extent they are not now so registered or exempt from the registration requirements of the Securities Act, may adversely affect the market price of the Company's Common Stock.

         NASDAQ/NMS LISTING REQUIREMENTS; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock currently is quoted on the National Association of Securities Dealers, Inc. Automated Quotation National Market System ("NASDAQ/NMS"). The NASDAQ/NMS has adopted quantitative maintenance criteria for continued listing by the NASDAQ/NMS under which a company is required, among other things, to maintain net tangible assets of at least (i) $2,000,000 if it has sustained losses from continuing operations and/or net losses in two of its three most recent fiscal years or (ii) $4,000,000 if it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years. Failure of the Company to continue to meet the maintenance requirements could result in the Common Stock losing its NASDAQ/NMS designation. The NASDAQ/NMS provides brokers and others with immediate access to the best bid and asked prices and other information about the Common Stock during each trading day. If the Company were to lose its NASDAQ/NMS designation, real-time price information for the Common Stock might cease to be available. As a result, a stockholder might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. In addition, if the Company were to lose the NASDAQ/NMS designation, the Common Stock might no longer qualify as a "margin security" as defined by the Federal Reserve Board.

         If the Company were to lose its NASDAQ/NMS designation and, at any time following the loss of such designation, did not have either (i) net tangible assets in excess of $2,000,000 or (ii) average revenue of at least $6,000,000 for the last three years, the Common Stock could become subject to the Commission's "penny stock" rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities designated as penny stocks to persons other than established customers and certain types of accredited investors. For transactions covered by the penny stock rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The rules also require disclosure by the broker-dealer of commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. If the broker-dealer is the sole market-maker for the penny stock, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the customer's account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by the penny stock rules may discourage broker-dealers from effecting transactions in penny stocks. Thus, if the Common Stock were to fall within the definition of a penny stock, the liquidity of the Common Stock could be reduced and there could be a material effect on the trading market for the Common Stock.

         POSSIBLE VOLATILITY OF COMMON STOCK. The market prices for securities of emerging and high-technology companies have historically been highly volatile. Future announcements concerning the Company or its competitors could have a significant impact on the market price of the Common Stock.

         BLANK CHECK PREFERRED STOCK. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock. The Company is authorized to issue 10,000,000 shares of Preferred Stock none of which has been designated to date. The issuance of Preferred Stock in the future could discourage or impede a tender offer, proxy contest or other similar transaction involving a potential change in control of the Company, which transaction might be viewed favorably by other shareholders.

                              SELLING STOCKHOLDERS

                 The following table sets forth certain information with respect to the Selling Stockholders. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

                 Of the 10,000,000 shares of the Common Stock reserved for issuance under the 1992 Plan, as of August 23, 1996, 3,588,686 shares are available for the grant of options to purchase shares of Common Stock and restricted Common Stock awards to be made in the Company's discretion throughout the remainder of the term of the 1992 Plan which, unless terminated earlier in accordance with the terms of the 1992 Plan, will terminate on May 27, 2003. Under the terms of the 1992 Plan grants may be made to one or more of the Selling Stockholders or to other persons who may be deemed "Affiliates" of the Company, as that term is defined under the Securities Act, in which event the information set forth in the following table will be amended by a supplement to this Prospectus.

EDIT TABLE

                                                               Beneficial Ownership          Number of       Beneficial Ownership of
                                                                   of Shares of              Shares of       Shares of Common Stock
              Name of                                             Common Stock at          Common Stock        After Giving Effect
       Selling Stockholder    Relationship with the Company     August 23, 1996(1)     Offered For Sale (1)   to Proposed Sale(1)
- --------------------------    -----------------------------    --------------------    --------------------  ---------------------
Jeffrey N. Denenberg                    (2)                             278,846                 104,846                 174,000
Joseph C. Dolan                         (2)                             260,000                 260,000                       0
Graham Eatwell                          (2)                             212,950                 137,950                  75,000
Stephen J. Fogarty              Senior Vice President and               233,200                 233,200                       0
                                 Chief Financial Officer
Art Garofalo                            (2)                             150,000                 150,000                       0
William W. Gerecke                      (2)                              47,150                  12,150                  35,000
Jay M. Haft                       Chairman Of The Board               1,207,000                 200,000               1,007,000
                                      And Director
Cy E. Hammond                       Vice President and                  269,718                 244,718                  25,000
                                        Controller
Michael Hayes                         Vice President                     50,000                  50,000                       0
James W. Hiney                          (2)                              59,554                  59,554                       0
John B. Horton                  Senior Vice President                   519,417                 489,417                  30,000
                                 General Counsel and
                                      Secretary
Willis J. Hullings, III                 (2)                             415,000                 165,000                 250,000
Alastair Keith                         Director                         297,500                  15,000                 282,500
Andrew J. Langley                       (2)                              49,450                  49,450                       0
Irene Lebovics                   Senior Vice President                1,288,067                 291,300                 996,767
John L. Lesher                          (2)                             105,000                  85,000                  20,000
Sam Oolle                              Director                         645,000                  15,000                 630,000
Michael J. Parrella              President And Director               2,749,789               1,174,500               1,575,289
Colin F. Ross                           (2)                              60,800                  60,800                       0
Jeff Zeitlin                      Senior Vice President                 275,000                 275,000                       0
Eldon W. Ziegler, Jr.                   (2)                             176,772                  20,250                 156,522
                                                            ---------------------------------------------------------------------
         Total                                                        9,350,213               4,093,135               5,257,078
                                                            =====================================================================



(1) Includes shares issuable upon exercise of non-contingent, currently outstanding options and warrants.

(2) Represents a person who was either an officer or a director of the Company within three years of the date hereof or an affiliate thereof.

                                 LEGAL MATTERS

                 Matters relating to the legality of the shares of Common Stock being offered by this Prospectus have been passed upon for the Company by John
B. Horton, Esq., Senior Vice President, General Counsel and Secretary of the Company. As of August 23, 1996, Mr. Horton owned 30,000 shares of Common Stock, including 20,000 shares subject to acquisition upon the exercise of currently exercisable warrants, none of which are being offered by this Prospectus. In addition, Mr. Horton has been granted currently exercisable options to purchase 489,417 shares of Common Stock under the 1992 Plan all of which are offered hereby.

                                    EXPERTS

         The consolidated financial statements of the Company at and for the year ended December 31, 1994 and 1995 the related financial statement schedule incorporated into this Registration Statement by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto on the Company's five Form 10K/A's filed respectively on April 29, 1996, May 8, 1996, May 24, 1996, June 11, 1996 and June 13, 1996 have been audited by Richard A. Eisner & Company, LLP, Independent Certified Public Accountants, as set forth in their reports included therein (which contains an explainatory paragraph relating to the Company's ability to continue as a going concern) and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of the Company at and for the year ended December 31, 1993 and the related financial statement schedules incorporated into this Registration Statement by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto on the Company's five Form 10K/A's filed respectively on April 29, 1996, May 8, 1996, May 24, 1996, June 11, 1996 and June 13, 1996, have been audited by Coopers and Lybrand L.L.P., Independent Accountants, as set forth in their reports included therein and have been so incorporated in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting. The report of Coopers & Lybrand, L.L.P. contains a paragraph which emphasizes certain uncertainties arising subsequent to the date of their original report which are disclosed in the Company's Form 10-K for the year ended December 31, 1995 incorporated by reference herein and in "Risk Factors" included elsewhere in this registration statement.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT



ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

          The following documents which have been filed previously with the Securities and Exchange Commission (the "Commission") by Noise Cancellation Technologies, Inc. (the "Company") (Commission File No. 0-18267) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (including Amendment No. 1 thereto filed on April 29, 1996, Amendment No. 2 thereto filed on May 8, 1996, Amendment No. 3 thereto filed on May 24, 1996, Amendment No. 4 thereto filed on June 11, 1996 and Amendment No. 5 thereto filed on June 13, 1996);

          (b) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996; and

          (c) the description of capital stock found in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on January 30, 1990.

          All documents filed with the Commission subsequent to the date of this Registration Statement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents with the Commission.

ITEM 4.   DESCRIPTION OF SECURITIES

          The Company's Common Stock is registered under Section 12(g) of the Exchange Act.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

          John B. Horton, Senior Vice President, General Counsel and Secretary of the Company, has passed on the legality of the Common Stock offered hereby for the Company. As of August 23, 1996, Mr. Horton owned 10,000 shares of Common Stock and currently exercisable warrants to purchase 20,000 shares of Common Stock, none of which are being offered hereby. In addition, Mr. Horton has been granted options to purchase 489,417 shares of Common Stock under the 1992 Plan, all of which are being offered hereby. All of such options were exercisable as of or within 60 days of August 23, 1996.

ITEM 6.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Article IX of the Registrant's Certificate of Incorporation provides as follows:

     (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

     (b) If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     (c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     (d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

          Not applicable.

ITEM 8.   EXHIBITS

          The exhibits listed below are listed according to the number assigned in the table in Item 601 of Regulation S-K.

          Exhibit No.                   Description of Exhibit
          -----------                   ----------------------

               4 Noise Cancellation Technologies, Inc. Stock Incentive Plan, as amended.

               5 Opinion of John B. Horton, Esq., Senior Vice President and General Counsel of the registrant, as to the legality of the Common Stock to which this Registration Statement relates.

               23(a)          Consent of Richard A. Eisner & Company, LLP.

          Exhibit No. (cont.)           Description of Exhibit (cont.)
          ------------                  ----------------------

               23(b)          Consent of Coopers & Lybrand L.L.P.

               23(c)          Consent of John B. Horton, Esq. (contained in
                              Exhibit 5).

               24             Powers of Attorney (see "Signatures").

ITEM 9.   UNDERTAKINGS (NUMBERED AS IN ITEM 512 OF REGULATION S-K)


     The undersigned registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Linthicum, Maryland, on August 29, 1996.



                         NOISE CANCELLATION TECHNOLOGIES, INC.
                                     (Registrant)



                         By   /s/ MICHAEL J. PARRELLA
                              -------------------------------------
                              (Michael J. Parrella, President)

     Each of the undersigned hereby appoints Michael J. Parrella, President, Stephen J. Fogarty, Senior Vice President and Chief Financial Officer, and John B. Horton, Senior Vice President, General Counsel and Secretary, and each of them severally, his or her true and lawful attorneys to execute (in the name of and on behalf of and as attorneys for the undersigned) any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


      SIGNATURES                                       CAPACITY                                DATE
      ----------                                       --------                                ----

/s/ MICHAEL J. PARRELLA
- -----------------------                 President (Principal Executive Officer)           August  29, 1996
    Michael J. Parrella                 and Director                                      ----------

/s/ STEPHEN J. FOGARTY
- -----------------------                 Senior Vice President and                         August  29, 1996
    Stephen J. Fogarty                  Chief Financial Officer                           ----------
                                        (Principal Financial and
                                        Accounting Officer)

/s/ JAY M. HAFT
- -----------------------                 Chairman of the Board of Directors                August  29, 1996
    Jay M. Haft                         and Director                                      ----------

/s/ JOHN J. MCCLOY II
- -----------------------                 Director                                          August  29, 1996
    John J. McCloy II                                                                     ----------

/s/ ALASTAIR KEITH
- -----------------------                 Director                                          August  29, 1996
    Alastair Keith                                                                        ----------

/s/ SAMUEL A. OOLIE
- -----------------------                 Director                                          August  29, 1996
    Samuel A. Oolie                                                                       ----------

                                 EXHIBIT INDEX

                                                              Sequential
   Exhibit No.          Description                           Page Number
   -----------          -----------                           -----------
        4        Noise Cancellation Technologies, Inc. Stock
                 Incentive Plan, as amended.

        5        Opinion of John B. Horton, Esquire,
                 Senior Vice President and General Counsel of the registrant, as to the legality of the Common Stock to which this Registration
                 Statement relates.

        23(a)    Consent of Richard A. Eisner & Company, LLP.

        23(b)    Consent of Coopers & Lybrand L.L.P.

        23(c) Consent of John B. Horton, Esquire (contained in Exhibit 5)

        24       Powers of Attorney (see signature pages)